Exhibit 99.1

News Release
For Immediate Release

D. Medical Products to be Distributed in Greece

Tirat Carmel, Israel – October 17, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical"), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced the execution of a distribution agreement with Pharmaserve-Lilly S.A.C.I. (“Pharmaserve-Lilly”) for the distribution of its ADI durable insulin pump, related consumables and its Universal Detach Detect Infusion Sets in Greece.

Pharmaserve-Lilly is a joint venture between Greece-based Pharmaserve and U.S.-based Eli Lilly and Company.  For more than 85 years, Lilly has been a worldwide leader in pioneering industry-leading solutions to support people living with and treating diabetes.

The agreement has an initial term of three years, commencing on the date of the distributor's initial order, and will thereafter be automatically renewed for one-year periods, unless either party notifies the other of its desire not to renew six months in advance.  In addition, each party may terminate the agreement upon 180-days’ prior written notice to the other party. The agreement is mutually exclusive and the parties have agreed to set a yearly sales target.

According to the International Diabetes Federation, approximately 754,000 diabetes patients live in Greece, constituting 8.8% of its population.

"D. Medical continues to roll out its products in Europe in support of expanding its global brand and product recognition," said Efri Argaman, D. Medical’s Chief Executive Officer.  “We expect to continue executing this strategy as we also prepare to launch into our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing in 2011.”

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient's body, using its proprietary spring-based delivery technology. D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps. D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch. For more information, please visit http://www.dmedicalindustries.com (corporate) and http://www.springnow.com (healthcare professionals, patients and caregivers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales, markets penetration and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il